UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File No. 000-30850

VALCENT PRODUCTS INC.

(Translation of registrant's name into English)

789 West Pender Street, Suite 1010, Vancouver, BC, Canada V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Reverse Stock Split

Effective June 25, 2009, the Alberta Registrar of Companies accepted for filing Articles of Amendment, with respect to a reverse stock split of our authorized and issued and outstanding shares of common stock on a one new for eighteen old basis, as approved by our shareholders on June 22, 2009.

As a result, our issued and outstanding capital will decrease from 591,094,636 shares of common stock to 32,838,591 shares of common stock.  However, our authorized capital will not be effected as we currently have an unlimited number of common stock issuable.

The reverse stock split became effective with the Over-the-Counter Bulletin Board at the opening for trading on July 16, 2009 under the new stock symbol “VCTZF”.  Our new CUSIP number is 918881 20 2.

Exhibit Number	Description of Exhibit

3.1	Articles of Amendment filed with the Alberta Registrar of Companies on June 25, 2009.
99.1	News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALCENT PRODUCTS INC.

Date: July 16, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director